Exhibit 99.4

Curaleaf Completes Majority Stake Acquisition of Germany's Four 20 Pharma

Deal Solidifies Curaleaf's Strategic Advantage in Germany as the Country Prepares for Adult-Use

WAKEFIELD, Mass., Sept. 19, 2022 -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced the completion of its agreement to acquire a 55% stake in Four 20 Pharma GmbH, a fully EU-GMP & GDP licensed German producer and distributor of medical cannabis.

Boris Jordan, Executive Chairman of Curaleaf, stated, "We are pleased to complete the transaction with Four 20 Pharma and I am personally thrilled to welcome Torsten and Thomas to the Curaleaf family. Our early focus on Europe has given Curaleaf a formidable strategic asset and strong foundation in one of the industry’s critical global markets. Curaleaf is the only U.S. MSO uniquely positioned to capitalize on the opportunity.”

With the close of the transaction, Curaleaf has solidified a strategic pathway to acquire complete control of Four 20 Pharma after two years of the commencement of adult-use in Germany, which is slated to begin in early 2024.

Miles Worne, President of Curaleaf International, said, "Four 20 Pharma is an ideal asset to accelerate our growth in Germany as the country readies for its conversion from medical cannabis to adult-use. Curaleaf International continues to build our platform in eight markets, and this deal further underscores our aspiration to be a major player in the European market and the global industry leader.”

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 21 states with 137 dispensaries, 26 cultivation sites, and employs over 6,000 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

About Four20 Pharma

Four 20 Pharma is a leading, fully EU-GMP & GDP licensed European producer and distributor of medical cannabis with industry-leading product quality and best-in-class regulatory expertise. Four 20 Pharma entered the German market with the vision to guarantee continuous patient care, and since the launch in 2020 of its "420NATURAL" brand, the company has created a steady supply chain to deliver the best possible cannabis products to its patients. The company employs 41 team members and is based in Paderborn, Germany.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the opening of a new dispensary in Allentown, Pennsylvania. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

MEDIA CONTACTS

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

media@curaleaf.com

Four20 Pharma GmbH
Christopher Thiele
christopher.thiele@420pharma.eu